Exhibit 4.39
DEED OF PARTICIPATION
THIS DEED OF PARTICIPATION (this "Deed") is issued as of the 23rd day of May, 2017, by Dryships Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands ("Dryships") pursuant to which certain participation rights are granted to Mountain Investments Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands ("Mountain").
1.          Definitions.  In this Deed, the words and expressions specified below shall have the meanings attributed to them below:
"Permitted Holder" means Mr. George Economou, Mr. Anthony Kandylidis, or any spouse or member of their respective immediate families, any of his or their Affiliates, or any Person that is controlled, directly or indirectly, by any such Permitted Holder
2.          Participation Rights.  Dryships agrees that upon receipt of the net cash proceeds with respect to any sale, transfer or other disposition (by way of merger, casualty, condemnation or otherwise) by it to any Person of any of its assets in a single transaction or series of related transactions, it shall pay to Mountain an amount equal to 30.00% of the difference (if positive) between such net cash proceeds and the applicable value of the relevant assets (as annexed to this Deed) or at the cost such asset was delivered to Dryships by it after the date of this agreement, depreciated by 2.50% quarterly from and after the three month anniversary after the date of this agreement, or the date of acquisition, as applicable.  For the avoidance of doubt the participation rights described in this Section do not apply in case of sale of MT SAMSARA ex Hull 1393.
3.          Term.  The participation rights described in Section 2 above shall terminate on 31 December 2021, and will be automatically extended in case there is an outstanding loan with any lender which is being ultimately owned by a Permitted Holder.
4.          Governing Law.  This Deed shall be governed by, and construed in accordance with, the laws of England.
This Deed has been executed as a Deed, and it has been delivered on the date stated at the beginning of this Deed
EXECUTED as a Deed By Dimitrios Dreliozis for and on behalf of DRYSHIPS INC. in the presence of /s/ Evgenia Th. Voulika Witness		) ) ) ) )	/s/ Dimitrios Dreliozis Authorised Signatory

Name:	Evgenia Th. Voulika
Address:	52 Ag. Konstantinou Street – 151 24 Marousi Athens, Greece Tel.: + 30 210 6140580
Occupation:	Attorney-at-Law

APPENDIX A
Applicable asset values
No	Name of Vessel	Description	DWT	Flag	Year built	Applicable Value
1	Raraka	Panamax Bulk Carrier	76,037	Malta	2012	$9.994m
2	Rapallo	Panamax Bulk Carrier	75,123	Malta	2009	$8.288m
3	Majorcaa	Panamax Bulk Carrier	74,477	Malta	2005	$4.997m
4	Catalina	Panamax Bulk Carrier	74,432	Malta	2005	$4.997m
5	Ligari	Panamax Bulk Carrier	75,583	Malta	2004	$5.728m
6	Bargara	Panamax Buik Carrier	74,832	Malta	2002	$4.144m
7	Mendocino	Panamax Bulk Carrier	76,623	Malta	2002	$4.851m
8	Maganari	Panamax Bulk Carrier	75,941	Malta	2001	$4.509m
9	Capitola	Panamax Bulk Carrier	74,816	Malta	2001	$3.803m
10	Ecola	Panamax Bulk Carrier	73,931	Malta	2001	$3.803m
11	Levanto	Panama Bulk Carrier	73,925	Malta	2001	$3.803m
12	Redondo	Panamax Rusk Carrier	74,716	Malta	2000	$3.413m
13	Marbella	Panamax Bulk Carrier	72,561	Malta	2000	$4.266m
14	Vega Emtoll	OSRV	1,400	NIS	2013	$4.875m
15	Indigo	OSRV	1,400	Malta	2013	$4.875m
16	Jubilee	OSRV	1,400	Malta	2012	$4.875m
17	Vega Jaanca	OSRV	1,400	NIS	2012	$4.875m
18	Crescendo	PSV	1,400	Malta	2012	$3.534m
19	Colorado	PSV	1,400	Malta	2012	$3.534m
20	Marini	Newcastlemax	205,000	Malta	2014	$31.67m
21	Valadon	Kamsamax	81,128	MI	2014	$22.95m
22	Nasaka	Kamsamax	82,134	Malta	2014	$22.44m
23	Balla	Crude/DPP/DH	113,600	Malta	2017	$44.95m
24	Stamos	Crude/DPP/DH	115,666	Malta	2012	$29.29m
	TOTAL		1,578,925			$244.46m